SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C.  20549



                          SCHEDULE 13D
                         (Rule 13d-101)
            Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       (Amendment No. 2)
                      WORLD AIRWAYS, INC.
                       (Name of Issuer)

                         COMMON STOCK
                  ($.001 par value per share)
                (Title of class of securities)

                           98142H105
                        (CUSIP NUMBER)

                        WorldCorp, Inc.
                     The Hallmark Building
                       13873 Park Center
                    Herndon, Virginia 20171
                 Attention:  Andrew M. Paalborg
                   Telephone No. 703-834-9410
    (Name, address and telephone number of person authorized to receive notices and communications)

                            Copy to:
                      David M. Carter, Esq.
                       Hunton & Williams
                      951 East Byrd Street
                    Richmond, Virginia 23219

                       September 18, 1997
      (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement
      on Schedule 13G to report the acquisition which is the
         subject of this Schedule 13D, and is filing this
           schedule because of Rule 13d-1(b)(3) or (4),
                  check the following box [  ].

                        Page 1 of 6 Pages
                Exhibit Index appears on page 5

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CUSIP NO.  98142H105               13D          Page 2 of 6 Pages

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   WorldCorp, Inc.
   94-3040585

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a)
   (b) X

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)


6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF           7        SOLE VOTING POWER
                             3,702,586
SHARES
                    8        SHARED VOTING POWER
BENEFICIALLY                 1,990,000

OWNED BY            9        SOLE DISPOSITIVE POWER
                             3,702,586
EACH
                   10        SHARED DISPOSITIVE POWER
REPORTING                    -0-
PERSON WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,702,586

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*
    X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    46.3%

14  TYPE OF REPORTING PERSON*
    CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

   This Amendment No. 2 amends and supplements the statement on
Schedule 13D dated October 12, 1995, as amended by Amendment No. 1 to Schedule 13D, dated March 21, 1996 (as amended, the "Schedule 13D"), filed by WorldCorp, Inc., a Delaware corporation (the "Reporting Person"), relating to the shares of common stock, $.001 par value per share (the "Common Stock") of World Airways, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the Schedule 13D.

Item 5.  Interest in the Securities of the Issuer.

   On September 18, 1997, the Reporting Person consummated the sale of 3,227,000 shares (the "Shares") of common stock of World Airways, Inc. ("World Airways") to World Airways. The Shares were purchased by World Airways for total consideration of $24.7 million or $7.65 per Share. Subsequent to this sale, WorldCorp owns 3,702,586 Shares of the common stock of World Airways, or 46.3% of World Airways.

   A copy of the press release announcing the completion of the sale of the Shares is attached hereto as Exhibit 6 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 6  Press Release, dated September 18, 1997.

                            SIGNATURE

   After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in his statement is true, complete and correct.

                              WORLDCORP, INC.


Date:  October 1, 1997       By: /s/ T. Coleman Andrews, III
                                  T. Coleman Andrews, III
                                  President
                                  and Chief Executive Officer

                          EXHIBIT INDEX

Exhibit
  No.       Description                                   Page

6           Press Release, dated September 18, 1997 . . . . 6

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